

January 6, 2012

Via E-mail
Stephanie L. Brown
Managing Director and General Counsel
LPL Investment Holdings Inc.
One Beacon Street
Boston, MA 02108

> **Re: LPL Investment Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 8-K Filed April 27, 2011**
> **File No. 001-34963**

Dear Ms. Brown:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Our Financial Advisors, page 2

1.   We note that you disclose the compound annual growth rate for your advisor base. Please also disclose in this section the annual growth rate for the most recently completed fiscal year.

Item 1A. Risk Factors

Regulatory developments and our failure to comply with regulations…, page 17

2.   In future filings, please expand this risk factor to specifically discuss any pending
        legislation, rules or regulations that could have a material effect on you.

Our indebtedness could adversely affect our financial health…, page 20

3.   In future filings, please revise this risk factor to specifically describe the effects your
        indebtedness could have on you. Among other things, the revised risk factor should
        describe and quantify your debt service obligations, describe and quantify the effect of
        one and two notch credit rating downgrades and describe the financial and restrictive
        covenants contained in your debt agreements.

Item 6. Selected Financial Data, page 34

4.   It appears that you have identified Adjusted EBITDA, Adjusted Earnings, and Adjusted
        Earnings per Share as non-GAAP on pages 41 and 43 of your filing, but these measures
        are not clearly labeled as non-GAAP in each location where they are used including here.
        Please revise your disclosure in future filings, including your earnings releases furnished
        in Forms 8-K, to clearly label these measures as non-GAAP wherever presented in the
        filing, including when they are part of a financial metric. Refer to Item 10(e) of
        Regulation S-K.

5.   You disclose that the 2010 gross margin measure excludes $222 million in share-based
        compensation to advisors related to the restriction on common stock that was released
        upon closing of your IPO in the fourth quarter of 2010. As you are adjusting this
        measure for the year ended December 31, 2010 to exclude these charges, it appears to be
        a non-GAAP measure for that period. Please revise your disclosure in future filings to
        change the label of this measure in 2010 to reflect that it has been adjusted. Also, revise
        your disclosure to clearly label the 2010 adjusted gross margin and adjusted gross margin
        as a % of net revenue as non-GAAP.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Our Operating Expenses

Production Expenses, page 38

6.   You disclose here that you refer to your production expenses, including brokerage,
        clearing and exchange fees as production payout. You also disclose on page 38 that you
        adjusted your production payout measure for 2010 to exclude the $222 million in share-

based compensation charges triggered by your initial public offering. You also provide disclosure and discussion of a production payout percentage on page 49 for each period presented. Furthermore, your Form 10-Q for the Quarterly Period Ended September 30, 2011 provides definitions of production expenses and production payout that appear contradictory. You disclose on page 27 of the Form 10-Q that you refer to production expenses including brokerage, clearing, and exchange fees as production payout. However, on page 39 of the Form 10-Q you disclose that your production payout includes all production expenses except brokerage, clearing and exchange expenses for the three months ended September 30, 2011 and 2010. In light of the adjustments to these measures and changes in their respective definitions between periods, please address the following:

- Revise your disclosure in future filings to clearly and consistently define how you calculate the production payout measure and percentage metric that you disclose.

- Tell us and clearly disclose in future filings the extent to which you changed the calculation during any of the periods presented. Identify the date at which you changed the definition, and discuss why you believed it was appropriate to make such a change.

- Change the title of the adjusted production payout measure and adjusted production payout percentage for 2010 to reflect the fact that it has been *adjusted* to exclude the $222 million in share-based compensation charges.

- Clearly label the adjusted production payout measure and percentage as non-GAAP where used throughout the document and provide a reconciliation to the *unadjusted* measures and percentages.

How We Evaluate Growth, page 39

7.   It appears that your "Recurring revenues" measure represents a non-GAAP measure under Item 10(e) of Regulation S-K as it has been adjusted to exclude certain revenues from your GAAP-based "Total net revenues." In future filings, please clearly label such measures as non-GAAP.

Liquidity Assessment, page 54

8.   We note your disclosure on pages 53 and 54 that the majority of your working capital requirements are primarily funded directly or indirectly by your advisors' clients. We also note your disclosure on page F-31 that you had received collateral primarily in connection with client margin loans with a market value of approximately $326.9 million, which you can sell or repledge, and of this amount, approximately $167.4 million has been pledged or sold as of December 31, 2010. As your liquidity condition appears to be dependent upon your ability to sell or repledge client collateral, please revise your

disclosure in future filings to clarify the extent to which there are any restrictions in certain jurisdictions or otherwise that limit your ability to sell or repledge the $326.9 million of client collateral as of December 31, 2010.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Receivables from and Payables to Client, page F-11

9.   We note your disclosure that you pay interest on certain client free credit balances held pending investment. Please revise your disclosure in future filings to clarify the nature of the amounts included in payables to client, including whether your entire payables to client balance represents free credit balances held pending investment in the short-term, or whether this balance also includes your advisors' client deposits that are held in support of their on-going trading activities as described on page 53.

Legal Reserves, page F-15

10.   We note your accounting policy that you consider many factors in determining your reserves for legal proceedings, including likely insurance coverage. Please tell us and revise your disclosure to clarify whether you report your reserves for legal proceedings on a gross basis and related insurance recoveries on a gross basis in your statement of financial condition, rather than netting these amounts.

21. Selected Quarterly Financial Data (Unaudited), page F-40

11.   We note your disclosure of gross margin excludes a share-based compensation charge of $222 million in the fourth quarter of 2010. This appears to be a non-GAAP measure, and as such, is not allowed to be presented in the Notes to your Consolidated Financial Statements. Please revise your disclosure in future filings to exclude this non-GAAP measure from your quarterly financial data included in the Notes, or tell us why you believe this is not a non-GAAP measure. Please note that we believe an explanation of this significant charge in the fourth quarter of 2010 in a footnote to the quarterly financial data table would be appropriate. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Incentive Program, page 21

12.   In future filings, describe how the Compensation Committee determines the amount and types of the equity awards. We note that the awards are based on subjective judgment in reviewing "several factors" and take into consideration levels of responsibility and past and current contributions to the company. However, your disclosure should be more detailed and specific so an investor can understand how and why the awards are made.

Summary Compensation Table, page 25

13.   Tell us why the cash amounts paid to your named executive officers pursuant to the achievement of the metric targets are reported in the Bonus column instead of the Non-equity Incentive Plan Compensation column. As a related matter, tell us why no non-equity incentive plan awards are shown in the Grants of Plan-Based Awards Table on page 26.

Item 15. Exhibits, Financial Statement Schedules

14.   You have omitted Exhibit A and Schedule 1 from Exhibit 4.3. Please re-file the Stockholders' Agreement in its entirety.

Form 8-K filed April 27, 2011

15.   Counsel may not state that the legality opinion may be used only in connection with the offer and sale of the shares while the registration statement is in effect. Please amend the Form 8-K and file a legality opinion without that qualification. In addition, in the opinion filed with the registration statement on Form S-3ASR (File Number 333-173703), counsel may not assume that the company is duly organized, validly existing and in good standing. Please file an amendment to the registration statement and include a legality opinion without that assumption.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or Sebastian Gomez Abero at (202) 551-3578 with any other questions.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director